Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statements on Form S-8 of our report dated April 28, 2026, relating to the consolidated balance sheet of Jinxin Technology Holding Company, its subsidiaries and its consolidated variable interest entities (the “Group”) as of December 31, 2025, and the consolidated statement of income and comprehensive income, the consolidated statement of shareholders’ (deficit) equity, and the consolidated statement of cash flows of the Group for the year ended December 31, 2025, in which our report expresses an unqualified opinion, appearing in the Annual Report on Form 20-F of the Group for the year ended December 31, 2025.

/s/ Summit Group CPAs, P.C.

New York, New York

October 13, 2026